Exhibit 99.1

Aurora Bolsters Anandia's Testing Capabilities Through Acquisition of Chemi Pharmaceutical

Supporting the Growth and Expansion of Anandia's Independent Cannabis Testing Capabilities

TSX | NYSE: ACB

EDMONTON, April 25, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the company has signed a binding share purchase agreement whereby Aurora has acquired all of the issued and outstanding common shares of privately-held Chemi Pharmaceutical Inc, ("Chemi"), an Ontario-based laboratory specialized in providing high quality analytics services to the pharmaceutical and cannabis industries, in a cash and share transaction (the "Transaction") comprised of an undisclosed cash payment and share consideration of 83,299 shares paid on closing and 41,649 payable upon achievement of certain Chemi milestones.

Strategic Rationale

Chemi has a Health Canada Drug Establishment Licence enabling them to perform certified GMP compliant quality control analytical testing. In addition, Chemi has received US FDA accreditation for their facility, which is the gold standard for global pharmaceutical testing. Acquiring Chemi with their Drug Establishment Licence provides a critical prerequisite for applying for a Cannabis Drug Licence, which is required for the development of cannabis therapies within the global medical cannabis market.

Strategically located adjacent to Pearson Airport in Mississauga, Ontario, Chemi provides specialized cannabis testing across a broad set of parameters, including cannabinoid and terpene content. Chemi will be integrated into the Company's wholly owned subsidiary, Anandia Laboratories Inc. ("Anandia"), expanding Anandia's leading analytics capabilities to meet client demand and diversifying its specialized testing services for both the medical and the upcoming edible and derivatives markets.

Following the acquisition of Anandia in August 2018, Aurora integrated Anandia's plant science operations into the Company's broader science team, enabling Anandia to maintain independence as an analytical service provider, with its operations run at arm's length to ensure client confidentiality.

As the Canadian cannabis industry matures, the cultivation and processing operations of licensed producers, including Aurora, have developed rapidly to meet the growing demand from medical patients and consumers alike. Expanding Anandia's analytical testing footprint will enable it to service a broader base of domestic and international clients while ensuring continued timelines and quality of its testing services for existing clients.

Management Commentary

"The acquisition of Chemi will enable Anandia to extend our best-in-class testing services to a broader group of licensed producers and scale alongside our current client base while providing the scientific capabilities to establish an early mover advantage in the upcoming cannabis edibles testing market," said John Coleman, President of Anandia. "We look forward to integrating the Chemi team into our operations and working together to deliver the greatest scientific integrity to our clients."

Mariana Stavrikov, General Manager of Chemi, added, "Chemi has been servicing the pharmaceutical, natural health product, cosmetic and veterinary industries for the last 20 years. As a trusted partner to a number of licensed producers, we are thrilled to join the Anandia team and expand our infrastructure and support to accommodate the incredible opportunity ahead in the cannabis industry."

Terms of the Transaction

Aurora has purchased 100% of the issued and outstanding shares of Chemi for a combination of cash and common shares of Aurora.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE: HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward looking statements made in this release include: (i) statements regarding expanding Anandia's capacity, (ii) establishing an early mover advantage in the upcoming cannabis edibles market; (iii) statements regarding the rapid growth of cannabis testing markets. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Certain of the assumptions relied upon include that the infrastructure at Chemi will be expanded. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Anandia Laboratories Inc. (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 25-APR-19